GENCOR INDUSTRIES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FL 32810

May 19th, 2011

Mr. Kevin Kuhar, Accountant

Division of Corporate Finance

United States

Securities and Exchange Commission

Washington, D. C. 20549-3030

Re:	Gencor Industries, Inc.

Form 10-K for fiscal Year Ended September 30, 2010

Filed December 22, 2010

File No. 001-11703

Dear Mr. Kuhar,

The following is in response to your comments included in your transmittal letter dated May 6, 2011:

Form 10-K for the Fiscal Year Ended September 30, 2010

Consolidated Balance Sheets, page 25

1.	Please refer to prior comment 3. Please revise future filings to include disclosure of your accounting policy and procedures for the charge-off of bad debt reserves from the allowance for doubtful accounts.

Response: We will expand the Company’s disclosure in future filings to include the Company’s accounting policy and procedures for the charge-off of bad debt reserves from the allowance for doubtful accounts.

Note 1 – Nature of Operations and Summary of Significant Accounting Polices, page 29

Fair Value Measurements, page 29

2.	We note that in your response to our prior comment 5 you further clarify that your investments are, “very liquid assets that are traded periodically on active markets”. We note the FASB Masters Glossary defines an active market as “a market in which transaction for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. “Please clearly explain to us the frequency upon which these assets, by type, trade, confirm to us that pricing information is available on an ongoing basis, and based on that information, tell us how you concluded that the frequency of trading meets the presumption that there is sufficient frequency and volume to conclude the market is active and to consider it a level 1 input under FASB ASC 820-10-34-40.

Response: Upon further review and discussion with the Company’s investment portfolio manager, and taking into consideration the definition of active markets in the FASB Masters Glossary (per above), we now believe these investments are more appropriately classified as Level 2 within the fair value hierarchy of investments and will reclassify the fixed income investments (Corporate and Municipal Bonds) as such in future filings. Based on the Level 2 classification, we have not supplied the additional information you request above in support of a Level 1 classification.

Inventories, page 31

3.	Please refer to prior comment 10 from our letter dated February 28, 2011. Please revise future filings to disclose your accounting policy for the review of inventory for obsolescence. We note your disclosure should be consistent with the information discussed in response to comment 10 from our February 28, 2 011 letter.

Response: We will expand the Company’s disclosure in future filings to include disclosure of the Company’s accounting policy for the review of inventory for obsolescence.

Item 10. Directors, Executive Officers and Corporate Governance, page 40

4.	It does not appear that you responded to the third bullet point of prior comment 9. Therefore we reissue that comment to tell us how you will provide disclosure to investors about the unreported transactions.

Response: It is our intention to provide disclosure to investors about the unreported transactions in an 8-K filing, Item 8.01, Other Events, as follows:

Part III, Item 10 of the Company’s Form 10-K for the Fiscal Year Ended September 30, 2010, states that the “information required by this Item 10 is incorporated herein by reference to the Company’s definitive 2011 Proxy Statement for the Annual Meeting of Stockholders”. A similar reference is made in the Company’s Form 10-K for the Fiscal Year Ended September 30, 2009. It is required under Item 405 of Regulation S-K, that the Company disclose any delinquent Form 3 filings under Part III, Item 10 of the Company’s Form 10-K.

On page 10 of the Company’s 2011 Definitive Proxy Statement dated February 4, 2011, under Section 16(a) Beneficial Ownership Reporting Compliance, the Company states “we are unaware of any instances of noncompliance, or late compliance, with such filings during the fiscal year ended September 30, 2010”. A similar statement is made on page 8 of the Company’s 2010 Definitive Proxy Statement dated February 5, 2010.

It has come to our attention that the following reporting persons were delinquent in filing the Form 3’s at the time of appointment to their respective positions and that at the time of filing of the respective 2010 and 2011 Definitive Proxy Statements, these Form 3’s remained unfiled:

Reporting Persons	Appointment	Date	Failure to File a Required Form
Al Mundy	CFO	3/4/2009	Form 3
Robert Mifflin	Interim CFO	8/10/2009	Form 3
L. Ray Adams	CFO	11/12/2009	Form 3
Larry Maingot	Interim CFO	6/25/2010	Form 3
James P. Sharp	Director	3/26/2010	Form 3

With the exception of Mr. L. Ray Adams, all Form 3’s were subsequently filed in April 2011.

We believe that the above disclosure in an 8-K filing, along with the actual Form 3 filings, is adequate disclosure to our investors about the unreported filings. We continue to work with Mr. Adams to obtain the necessary documentation for filing his Form 3. We will disclose in future filings any remaining or new delinquent filings.

— Page 2

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ E.J. ELLIOTT
E.J. Elliott
Chairman and Chief Executive Officer

— Page 3